United States
Securities and Exchange Commission
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 16, 2002

Commission File Number 000-27663

SATYAM INFOWAY LIMITED
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Republic of India
(Jurisdiction of incorporation or organization)

Tidel Park, 2nd Floor
No. 4, Canal Bank Road
Taramani, Chennai 600 113 India
(91) 44-254-0770
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20F [X]     Form 40 F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [   ]     No [X]

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Item 5. Other Events.
SIGNATURES
EXHIBIT INDEX
EXHIBIT 99.1

Item 5. Other Events.

     On July 16, 2002, Satyam Infoway Limited (“Satyam Infoway”) announced that it had entered into a Transaction Agreement with Wipro Limited, pursuant to which, among other things, Wipro Limited will assign its service contracts with its more than 200 corporate connectivity customers to Satyam Infoway in exchange for a cash payment based on the revenue generated from such customers over a specified period. The transaction is more fully described in the press release attached as Exhibit 99.1 and incorporated herein by reference.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly organized.

Date: July 16, 2002	SATYAM INFOWAY LIMITED

By:		/s/ T.R. Santhanakrishnan

	Name:	T.R. Santhanakrishnan
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release, dated July 16, 2002.